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VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Skullcandy, Inc.
Registration Statement on Form S-1
Filed January 28, 2011
File No. 333-171923

Dear Mr. Spirgel:

On behalf of our client, Skullcandy, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 3 (“Amendment No. 3”) to the above-captioned Registration Statement on Form S-1 of the Company filed with the Commission on June 1, 2011, as amended by Amendment No. 2 filed with the Commission on May 11, 2011 (“Amendment No. 2”), as further amended by Amendment No. 1 filed with the Commission on April 28, 2011 (collectively, the “Registration Statement”).

This amendment reflects certain revisions to Amendment No. 2 in response to the comment letter to Mr. Mitch Edwards, the Company’s Chief Financial Officer and General Counsel, dated May 6, 2011, from the staff of the Commission (the “Staff”). For your convenience we are also providing five copies of Amendment No. 3, marked to show changes against the Amendment No. 2, in the traditional non-EDGAR format.

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

June 1, 2011

Note 5. Stock Repurchase, page F-12

1.	We note your response to comment eight from our letter dated May 6, 2011. Please address the following items:

•

It is unclear to us how you have determined that the unrecognized compensation expense of $1,532,000 is immaterial to your 2009 financial statements. Please provide us with your materiality analysis, addressing the guidance in SAB 99 and SAB 108.

Response: In response to the Staff’s comment, the Company has recognized a compensation expense of $1,532,000 for its fiscal year ending December 31, 2009. Additionally, the Company has also reduced interest expense by $534,000 (net of the related income tax impact of $198,000) in 2009 as a result of applying the effective interest method of amortizating deferred financing fees versus the straight-line method. The 2009 financial statements have been restated to reflect the impact of these two adjustments and the financial statements for 2009 appearing in the Registration Statement have been labeled to identify that they have been restated. The Company respectfully advises the Staff that it intends to remove the restatement language in the next amendment to the Registration Statement.

June 1, 2011

•

Please tell us whether Mr. Alden had voting control of the company and/or control of the board of directors immediately prior to the transaction with Goode Skullcandy Holdings LLC. Tell us his percentage ownership, including interests held by Ptarmigan, LLC and any other trusts with which he was associated. In addition, please tell us the composition of the board of directors and how each member was appointed.

Response: The Company respectfully notes that it previously addressed the Staff’s comment in its letter to the Staff, dated May 20, 2011 (the “May 20th Letter”).

June 1, 2011

Note 6. Debt, page F-13

2.	We note your response to comment five from our letter dated May 6, 2011. Clarify for us why you recorded a discount on the issuance of the convertible note, since the proceeds and the principal amount of the note were the same. In addition, tell us why the total interest paid during 2010 ($4,661,845) exceeds the amount disclosed as “cash paid for interest” on page F-6.

Response: The Company respectfully notes that it addressed the Staff’s comment in the May 20th letter.

3.	We note your response to comment six from our letter dated May 6, 2011. Please tell us how you determined the fair value of the derivative as of December 31, 2010 and clarify why this

June 1, 2011

amount is the same as the discount on the stockholder payable. In addition, it is unclear to us why you continue to record a derivative associated with the stockholder payable at December 31, 2010. In this regard, we note your disclosure on page F-13, which states that you removed the contingencies associated with the stockholder payment. Clarify the nature of these contingencies and whether the payment is still linked to the compound internal rate of return realized in an initial public offering.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages F-13 and F-14 of the Registration Statement.

Note 9. Convertible Preferred Stock and Stockholders’ Equity (Deficit), page F-16

4.	We note your response to comment 10 from our letter dated May 6, 2011. Please revise your disclosure to discuss the terms of the put right associated with the Series C common stock, including the redemption price.

June 1, 2011

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-18 of the Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 714-755-8181 or my colleague, Seo Salimi, at 714-755-8213 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ B. Shayne Kennedy

B. Shayne Kennedy

of LATHAM & WATKINS LLP

Enclosures

cc: (via fax)

Jeremy Andrus

Mitch Edwards

Cary Hyden

John Wilson